UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MASSBANK Corp.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

576152102

(CUSIP Number)

Michael K. Krebs, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576152102

1.	Names of Reporting Persons Eastern Bank Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 547,719 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,719 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) CO

(1)           Pursuant to the Voting Agreements (as defined below), Eastern (as defined below) may be deemed to have beneficial ownership of 547,719 shares of Common Stock (as defined below). This figure includes 163,025 shares beneficially owned by the Shareholders subject to the Voting Agreements as unexercised options to purchase Common Stock, which options, if exercised, would also be subject to the terms and conditions of the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Eastern that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of MASSBANK Corp., a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 123 Haven Street, Reading, MA 01867.

Item 2.	Identity and Background

This Statement is being filed by Eastern Bank Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts (“Eastern”). Eastern’s principal executive offices are located at 265 Franklin Street, Boston, MA 01901. Set forth on Schedule A attached hereto is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Eastern as of the date hereof. Each person named on Schedule A is a citizen of the United States.

During the last five years, neither Eastern nor, to Eastern’s knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described below under Item 4, the shares of Common Stock to which this Statement relates have not been purchased by Eastern, and thus no funds were used for that purpose. As an inducement for Eastern to enter into the Merger Agreement described in Item 4, certain of the Issuer’s shareholders entered into Voting Agreements, each dated as of March 10, 2008 (the “Voting Agreements,” and each a “Voting Agreement”) with Eastern. Eastern did not pay additional consideration to those shareholders in connection with the execution and delivery of the Voting Agreements. The Voting Agreements are more fully described in Item 4 below.

Item 4.	Purpose of Transaction

The Shareholders entered into the Voting Agreements as an inducement for Eastern to enter into the Merger Agreement (as defined below). The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

Eastern, Eastern Bank, a Massachusetts-chartered bank and wholly owned subsidiary of Eastern, MASSBANK, a Massachusetts-chartered savings bank and wholly owned subsidiary of the Issuer, Minuteman Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Eastern (“Merger Sub”), and the Issuer have entered into an Agreement and Plan of Merger, dated as of March 10, 2008 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Eastern following the Merger.

MASSBANK and Eastern Bank also simultaneously entered into an agreement wherein MASSBANK will merge with and into Eastern Bank (the “Bank Merger”), with Eastern Bank continuing as the surviving bank, it being intended that the Bank Merger will be consummated at a date selected by Eastern in its sole discretion following consummation of the Merger.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Common Stock (other than shares, if any, owned by the Issuer, Eastern or Merger Sub and other than shares of dissenting shareholders exercising their appraisal rights, if any, under Delaware General Corporation Law) will be converted into the right to receive $40.00 in cash (the “Merger Consideration”), without interest, and less any applicable tax withholdings.

Eastern expects that, upon completion of the Merger, the Common Stock will be delisted from the Nasdaq Stock Market and subsequently will cease to be registered under the Exchange Act.
Voting Agreements

In connection with the Merger Agreement, Eastern entered into a Voting Agreement with each of the Issuer’s directors and certain executive officers (the “Shareholders”). In each Voting Agreement, the Shareholder agreed to vote (or cause to be voted) all shares of Common Stock owned by such Shareholder (the “Subject Shares”) in favor of approval of the Merger Agreement, and has granted Eastern and its designees an irrevocable proxy to vote the Subject Shares in a manner consistent with the Voting Agreement. In addition, each Shareholder has agreed that at any meeting of shareholders of the Issuer or at any adjournment thereof or in any other circumstances under which such Shareholder’s vote, consent or other approval is sought, such Shareholder will vote (or cause to be voted) the Subject Shares against (i) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in the Voting Agreement; and (ii) any Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or any of Shareholder’s obligations under the Voting Agreement.

Each Shareholder also agreed, among other things, that such Shareholder will not (i) subject to certain exceptions, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the transfer of, any Subject Shares to any person other than pursuant to the Merger Agreement and the Voting Agreement, (ii) directly or indirectly solicit, initiate or encourage the submission of any Acquisition Proposal, (iii) enter into any agreement with respect to an Acquisition Proposal, (iv) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (v) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares that is inconsistent with such Shareholder’s obligations under the Voting Agreement, (vi) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger, (vii) initiate a shareholders’ vote or action by consent of the Issuer’s shareholders with respect to an Acquisition Proposal, or (viii) except by reason of the Voting Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of an Acquisition Proposal.

Each Voting Agreement provides that it will terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual written consent of the Parties to the Voting Agreement. Each Shareholder has the right to terminate its Voting Agreement if the Merger Agreement is amended to decrease the Merger Consideration and the Shareholder provides notice of the election to terminate within 5 Business Days of such amendment.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements. The form of Voting Agreement is filed hereto as Exhibit 99.1 and the Merger Agreement is deemed filed hereto as Exhibit 99.2, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither Eastern nor, to Eastern’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   Based on the representations of the Shareholders made in the Voting Agreements, Eastern believes the aggregate number of shares of Common Stock to which the Voting Agreements apply is 547,719. This figure includes 163,025 shares beneficially owned by the Shareholders as unexercised options to purchase Common Stock, which options, if exercised, would also be subject to the terms and conditions of the Voting Agreements. Based on the representations made by the Issuer in the Merger Agreement, Eastern believes there are 4,233,079 shares of Common Stock issued and outstanding. Accordingly, by reason of the rights granted to Eastern under the Voting Agreements, Eastern may be deemed to have beneficial ownership of 547,719 shares of Common Stock, constituting approximately 12.5% of the shares of Common Stock outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Eastern that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Eastern’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)   Pursuant to the Voting Agreements, Eastern may be deemed to have shared power to vote 384,694 shares of Common Stock.

(c)   Except for the Voting Agreements, the Merger Agreement and the transactions contemplated by those agreements, neither Eastern nor, to Eastern’s knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)   To Eastern’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

(e)   Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 of this Statement, which descriptions are incorporated herein by reference in response to this Item 6, to Eastern’s knowledge, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

	Exhibit No.	Exhibit Name

99.1

Form of Voting Agreement, dated as of March 10, 2008, by and between Eastern Bank Corporation and each shareholder named therein (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on March 12, 2008).

99.2

Agreement and Plan of Merger, dated as of March 10, 2008, by and among Eastern Bank Corporation, Eastern Bank, Minuteman Acquisition Corp., MASSBANK Corp., and MASSBANK (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 12, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2008

	By:	/s/ Terence A. McGinnis

Schedule A

Directors and Executive Officers of Eastern Bank Corporation

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Eastern Bank Corporation. Each director and executive officer is a citizen of United States.

Directors (2)

Name	Present Principal Occupation or Employment
Richard E. Holbrook	Chairman of the Board, President and Chief Executive Officer, Eastern Bank
Noel J. Almeida	Owner/Insurance Broker, Almeida & Carlson Insurance Agency
Richard C. Bane	President, Bane Care Management, LLC
Deborah H. Bornheimer	President, Edgar David Hill Management Co.
Daryl A. Hellman	Professor of Economics, Northeastern University
Deborah C. Jackson	Chief Executive Officer, American Red Cross of Massachusetts Bay
Andre C. Jasse, Jr.	Retired Chairman and CEO, Brown Rudnick Berlack Israls, LLP
Wendall J. Knox	President and Chief Executive Officer, Abt Associates, Inc.
Stanley J. Lukowski	Chairmen Emeritus, Eastern Bank
Peter K. Markell	Vice President for Finance, Partners HealthCare Systems, Inc.
George E. Massaro	Vice Chairman, Huron Consulting Group
Henry L. Murphy, Jr.	Principal, Murphy and Murphy Law Practice
Thomas S. Olsen	Retired Chairman, President and CEO, Plymouth Bancorp, Inc.
E. Joel Peterson	Former Owner/President, Nautilus Motor Inn, Inc.
Roger D. Scoville	Managing Director and Co-founder, Seaward Management Corp.
Michael Sherman	Partner and Retired Chairman, C.B. Richard Ellis-NE

Executive Officers

Name	Present Principal Occupation at Eastern Bank Corporation
Richard E. Holbrook	Chairman of the Board, President and Chief Executive Officer
Robert F. Rivers	Executive Vice President
Charles M. Johnston	Chief Financial Officer and Treasurer
Robert E. Griffin	Vice President
Lloyd L. Hamm, Jr.	Vice President
Carol C. McMullen	Vice President
Terence A. McGinnis	Secretary and Clerk
Mary E. Conway	Assistant Clerk
Beverly J. Hoey	Assistant Clerk

(2)           Eastern’s governing body consists of a Board of Trustees, rather than a board of directors.  As there are over 70 trustees, the Bylaws of Eastern authorize an Executive Committee, consisting of a subset of the trustees, to act on behalf of, and with the full power of, the Board of Trustees between their quarterly meetings.  Accordingly, the members of the Executive Committee of Eastern’s Board of Trustees listed above are the functional equivalent of the directors of a corporation.